

July 16, 2015

Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

> **Re:** **Bed Bath & Beyond Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed April 28, 2015**
> **File No. 0-20214**

Dear Mr. Temares:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. We note that you identify several factors contributing to the decrease in gross profit margin and increase in SG&A expenses as a percentage of sales. Please tell us whether you are able to quantify the impact of the factors you identify that had an impact on gross profit margin and SG&A expenses as a percentage of sales and, if so, what consideration you gave to quantifying the impact of such factors in your discussion of these line items.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 30

2. We note your quantitative disclosure of interest rate risk associated with your investments in cash and cash equivalents and investment securities. We also note that your disclosure does not address market risk for other financial instruments such as

the senior unsecured notes. Please revise to include qualitative and quantitative information about market risk in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K and that addresses the interest rate risk for the senior unsecured notes.

Consolidated Statements of Cash Flows, page 36

3. We note that the tax benefit from stock based compensation is presented as an adjustment to reconcile net earnings to net cash provided by operating activities. Please explain to us how you account for and present excess income tax benefits in the consolidated statements of stockholders' equity and cash flows. In addition, please explain to us why your accounting and presentation of excess tax benefits and tax deficiencies comply with ASC 718-740-35-3 through ASC 718-740-35-9 and ASC 718-740-45-2 through ASC 718-740-45-4.

Note 1. Summary of Significant Accounting Polices and Related Matters

A. Nature of Operations, page 37

4. Please tell us what consideration you gave to disclosing revenues for each group of similar products or disclose and tell us why providing the information is impracticable. Please refer to ASC 280-10-50-40 and 41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Susan E. Lattmann, Chief Financial Officer